Amendment to Subadvisory Agreement

for AST LARGE-CAP GROWTH PORTFOLIO

AST Investment Services, Inc., PGIM Investments LLC (collectively, the “Manager”) and T. Rowe Price Associates, Inc. (the “Subadviser”) hereby agree to amend the Subadvisory Agreement, dated as of November 29, 2005, as amended February 1, 2016, June 1, 2017, January 1, 2021 and June 13, 2022, by and among the Manager and the Subadviser, pursuant to which the Subadviser has been retained to provide investment advisory services to the AST Large-Cap Growth Portfolio as follows:

1.	Schedule A is hereby deleted and replaced with the attached Schedule A.

     IN WITNESS HEREOF, AST Investment Services, Inc., PGIM Investments LLC, and T. Rowe Price Associates, Inc. have duly executed this Amendment as of the effective date of this Amendment.

AST Investment Services, Inc.

By: /s/ Timothy Cronin________

Name: Timothy Cronin________

Title: President_______________

PGIM INVESTMENTS LLC

By: /s/ Timothy Cronin__________

Name: Timothy Cronin__________

Title: _Senior Vice President______

T. Rowe price associates, inc.

By: /s/Terence Baptiste__________

Name: Terence Baptiste__________

Title: Vice President_____________

Effective Date as Revised: December 9, 2023

SCHEDULE A

Advanced Series Trust

AST Large-Cap Growth Portfolio

As compensation for services provided by T. Rowe Price Associates, Inc. (“T. Rowe Price”), AST Investment Services, Inc. and PGIM Investments LLC (collectively, “Manager”), as applicable, will pay T. Rowe Price a subadvisory fee on the net assets managed by T. Rowe Price that is equal, on an annualized basis, to the following:

Portfolio	Subadvisory Fee+
AST Large-Cap Growth Portfolio

Portfolio average daily net assets up to $100 million:

0.500% of average daily net assets to $50 million;
0.400% of average daily net assets over $50 million.

Portfolio average daily net assets over $100 million and up to $200 million:
0.400% of average daily net assets on all assets up to $200 million.

Portfolio average daily net assets over $200 million and up to $500 million:
0.330% of average daily net assets on all assets up to $500 million.

Portfolio average daily net assets over $500 million and up to $1 billion:
0.325% of average daily net assets on all assets up to $1 billion.

Portfolio average daily net assets over $1 billion and up to $2 billion:
0.300% of average daily net assets on all assets up to $1 billion;

0.290% of average daily net assets over $1 billion and up to $2 billion.

Portfolio average daily net assets exceed $2 billion:
0.290% of average daily net assets on all assets up to $3 billion;

0.275% of average daily net assets on all assets above $3 billion.

+ In the event T. Rowe Price invests Portfolio assets in other pooled investment vehicles it manages or subadvises, T. Rowe Price will waive its subadvisory fee for the Portfolio in an amount equal to the acquired fund fee paid to T. Rowe Price with respect to the Portfolio assets invested in such acquired fund. Notwithstanding the foregoing, the subadvisory fee waivers will not exceed 100% of the subadvisory fee.

Effective Date as Revised:  December 9, 2023